FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 2002

                    A/S STEAMSHIP COMPANY TORM
         (Translation of registrant's name into English)

                           Marina Park
                         Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                             Denmark
             (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X     Form 40-F
                                ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes      No   X
                              ---      ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a press release issued on July 26, 2002, confirming that TORM's tender offer to the shareholders of Dampskibsselskabet Norden A/S is not open to United States persons.



     TORM'S TENDER OFFER FOR DAMPSKIBSSELSKABET NORDEN A/S IS NOT OPEN FOR UNITED STATES PERSONS, AND ANY TENDERS RECEIVED FROM PERSONS RESIDENT IN THE UNITED STATES OR WITH UNITED STATES ADDRESSES WILL BE REJECTED. TENDER OFFER DOCUMENTS ARE NOT BEING MADE AVAILABLE TO UNITED STATES PERSONS

Exhibit 1


FOR IMMEDIATE RELEASE


              TORM CONFIRMS THAT NORDEN TENDER OFFER
                     NOT OPEN TO U.S. PERSONS

Copenhagen, Denmark and New York, July 26, 2002 -
Aktkieselsskabet Dampskibsselskabet TORM ("TORM") (Nasdaq: TRMD /
CSE: TORM) today confirmed that its tender offer for Dampskibsselskabet Norden A/S is not open for United States persons. Any tenders received from persons resident in the United
States or with United States addresses will be rejected.

About TORM

Founded in 1889, TORM is one of the world's most respected names in international shipping. The company is composed of product-tankers, bulk carriers and a liner division, with the product tanker activity accounting for the majority of the business. TORM is one of the world's premier carriers of clean oil products such as gasoline, jet fuel, naphtha and diesel oil and a leading carrier of other clean products. TORM's bulk carrier division focuses mainly on the Panamax bulk carrier sector, carrying various bulk commodities, principally grain, coal and iron ore. The division is also engaged in the Handysize bulk carrier segment. TORM liner services carry primarily containers, break bulk, specialized cargoes and oil drilling equipment between the United States and West Africa. Headquartered in Copenhagen, Denmark, TORM is responsible for the commercial operation of approximately 90 vessels, including some of the most modern and well-equipped ships afloat. For more information, please visit www.torm.dk.


Contacts
Klaus Nyborg                                Chuck Burgess
Chief Financial Officer                     Managing Director
A/S Dampskibsselskabet TORM                 The Abernathy MacGregor Group
011 45 39 17 92 00                          212-371-5999
kln@torm.dk                                 clb@abmac.com

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    A/S STEAMSHIP COMPANY TORM
                           (registrant)



Dated:  July 26th, 2002                         By: /s/ Klaus Nyborg
                                                   --------------------------
                                                 Klaus Nyborg
                                                 Chief Financial Officer



03810.0001 #339744